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FORM 5
                                                            U. S. SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
[ ]     Check this box if no longer subject to Section 16.                                                 OMB Number:  3235-0362
        Form 4 or Form 5 obligations may continue.                   Washington, D.C. 20549                Expires: January 31, 2005
        See instruction 1(b).                                                                              Estimated average burden
[ ]     Form 3 Holdings Reported.                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP    hours per response... 1.0
[ ]     Form 4 Transactions Reported.
                                   Filed pursuant  to  Section  16(a)  of  the Securities   Exchange  Act  of  1934,
                                      Section  17(a) of the Public  Utility Holding   Company   Act  of  1935  or
                                              Section   30(h)  of  the   Investment Company Act of 1940


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1. Name and Address of       2. Issuer Name and Ticker or Trading Symbol                 6.  Relationship of Reporting Person to
   Reporting Person*                                                                         Issuer (Check all applicable)
                                Universal Money Centers, Inc.   UMNY.PK
                                                                                           X  Director           X 10% Owner
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(Last)   (First)   (Middle)  3. IRS or Social Security    4.  Statement for                X  Officer            __ Other
                                Number of Reporting           Month/Year                    (give title below)    (specify below)
Bonsal, David S.                Person (Voluntary)
                                                              December 2002               Chairman of the Board of Directors and
                                                                                          Chief Executive Officer
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          (Street)                                        5.  If Amendment, Date of     7. Individual or Joint/Group Filing
                                                              Original (Month/Year)         (Check applicable line)
                                                                                        X   Form filed by One Reporting
                                                                                            Person
6800 Squibb Road                                                                        __  Form filed by More than One
                                                                                            Reporting Person
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(City)    (State)    (Zip)                     Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Mission,   Kansas    66202
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
1. Title of Security    2.  Trans-    2A.Deemed 3. Trans-   4.  Securities Acquired (A)  5. Amount of   6. Ownership  7. Nature of
   (Instr. 3)               action    Execu-    action      or Disposed of (D)           Securities     Form:         Indirect
                            date:     tion      Code        (Instr. 3, 4 and 5)          Beneficially   Direct        Beneficial
                            (Month/   Date,     (Instr. 8)                               Owned at       (D) or        Ownership
                             Day      if any                                             end of         Indirect      (Instr. 4)
                             Year)    (Month/                                            issuer's       (I)
                                      Day/                                               Fiscal Year.   (Instr. 4)
                                      Year)                                              (Instr. 3
                                                                                          and 4)
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                                                             Amount    (A) or      Price
                                                                       (D)
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Common Stock, $.01 par   12/27/02               G            100,000     D                2,174,341             D
value per share
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* If the Form is  filed  by more  than one  Reporting  Person,  see  instruction 4(b)(v).

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FORM 5 (continued)      Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of 2.Conver- 3.Trans- 3A. Deemed 4.Transac- 5.Number of 6.Date        7.Title    8.Price of 9.Number    10.Owner- 11.Nature
Derivative sion or   action   Execu-     tion Code  Derivative  Exercisable   and Amount Derivative of Deriv-   ship      of In-
Security   Exercise  Date     tion       (Instr. 8) Securities  and           of         Security   ative       Form of   direct
(Inst. 3)  Price of  (Month/  Date, if              Acquired    Expiration    Underlying (Instr. 5) Securities  Deriv-    Bene-
           Deriv-    Day/     any                   (A) or      Date          Securities            Beneficial- ative     ficial
           ative     Year)    Month/                Disposed    (Month/Day/   (Instr. 3             ly Owned at Security; Owner-
           Security           Day/                  of (D)      Year)         and 4)                End of      Direct    ship
                              Year)                 Instr.3,                                        Month       (D) or    Instr
                                                    4, and 5)                                       (Inst. 4)   Indirect   4)
                                                                                                                (I)
                                                                                                                (Instr. 4)
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                                                    (A) (D)   Date    Expira- Title Amount or
                                                              Exer-   tion          Number of
                                                              cisable Date          Shares

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Explanation of Responses:



                                                                       /s/ David S. Bonsal                    February 26, 2003
                                                                       -----------------------------------    ----------------
                                                                       David S. Bonsal                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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